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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*


                              Trex Company, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  89531P 10 5
        ---------------------------------------------------------------
                                (CUSIP Number)

                             Roger A. Wittenberg,
                 20 South Cameron Street, Winchester, VA 22601
                 ---------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 May 24, 2001
        ---------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-------------------------                           ----------------------------
CUSIP No. 89531P 10 5                                Page 2 of 4 Pages
          -----------                                    ---  ---
-------------------------                           ----------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      ROGER A. WITTENBERG
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
      N/A                                                       (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          1,998,133
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             3,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          1,998,133
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          3,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,991,133
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)                                            [_]
12

      Not Applicable
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      14.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

-------------------------                           ----------------------------
CUSIP No. 89531P 10 5                                Page 3 of 4 Pages
          -----------                                    ---  ---
-------------------------                           ----------------------------

          This Amendment No. 1 amends the Schedule 13D filed on April 23, 1999 by Roger A. Wittenberg relating to the common stock, par value $.01 per share (the "Common Stock"), of Trex Company, Inc. (the "Company"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the initial Schedule 13D.

Item 4.   Purpose of Transaction
          ----------------------

          Item 4 is hereby amended and restated in its entirety as follows:

          As previously disclosed, the Reporting Person acquires and holds Common Stock, as described in Item 3 of the initial Schedule 13D, for investment purposes. The Reporting Person may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Person, acquire additional shares of Common Stock or sell shares of Common Stock currently owned or hereafter acquired. Information with respect to transactions in the Common Stock during the past 60 days is set forth in Item 5.

          Except as described in this Amendment No. 1 to the initial Schedule 13D, the Reporting Person has no current plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of
Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer
          ------------------------------------

          Item 5 is hereby amended and restated in its entirety as follows:

          (a) As of the date of this report, the Reporting Person beneficially owns an aggregate of 1,991,133 shares of Common Stock of the Company, which represent approximately 14.1% of the shares of Common Stock outstanding on May 9, 2001. The 1,991,133 shares of Common Stock beneficially owned by the Reporting Person include 3,000 shares of Common Stock owned of record by the Reporting Person's spouse and options exercisable within 60 days of May 24, 2001 to purchase 3,633 shares of Common Stock. The Reporting Person disclaims beneficial ownership of the shares owned of record by his spouse.

          (b) The number of shares of Common Stock as to which the Reporting Person has

              (i)      sole power to vote or direct the vote is                  1,988,133 (1)

              (ii)     shared power to vote or direct the vote is                3,000     (2)

              (iii)    sole power to dispose or direct the disposition is        1,988,133 (3)

              (iv)     shared power to dispose or direct the disposition is      3,000     (4)




_________________________
(1) Includes options exercisable within 60 days of May 24, 2001 to purchase 3,633 shares of Common Stock.

(2) Reflects shares owned of record by the Reporting Person's spouse, for which the Reporting Person disclaims beneficial ownership.

(3) Includes options exercisable within 60 days of May 24, 2001 to purchase 3,633 shares of Common Stock.

(4) Includes 3,000 shares owned of record by the Reporting Person's spouse, for which the Reporting Person disclaims beneficial ownership.

-------------------------                           ----------------------------
CUSIP No. 89531P 10 5                                Page 4 of 4 Pages
          -----------                                    ---  ---
-------------------------                           ----------------------------


          (c) In the last 60 days, the Reporting Person has sold on the New York Stock Exchange an aggregate of 50,000 shares of Common Stock for an aggregate sales price of $1,403,778 in the following transactions:

          Trade Date                   Number of Shares             Price                Sales Proceeds
          ----------                   ----------------             -----                --------------
           5/21/2001                        1,000                  $29.02                  $ 29,020
           5/21/2001                          100                   29.12                     2,912
           5/21/2001                        3,000                   29.00                    87,000
           5/21/2001                        2,900                   29.10                    84,390
           5/21/2001                        2,000                   28.90                    57,800
           5/21/2001                        1,000                   29.01                    29,010
           5/22/2001                        2,500                   28.19                    70,475
           5/22/2001                        1,600                   28.20                    45,120
           5/22/2001                          900                   28.22                    25,398
           5/22/2001                        2,500                   28.55                    71,375
           5/22/2001                        2,500                   28.80                    72,000
           5/23/2001                        2,500                   27.35                    68,375
           5/23/2001                       10,000                   27.60                   276,000
           5/23/2001                        2,500                   27.33                    68,325
           5/23/2001                        5,000                   27.51                   137,550
           5/24/2001                        4,300                   28.00                   120,400
           5/24/2001                        5,000                   27.80                   139,000
           5/24/2001                          700                   28.04                    19,628

          (d)    Not applicable.

          (e)    Not applicable.

Signature
---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:     May 29, 2001



/s/ Roger A. Wittenberg
---------------------------------------------
Roger A. Wittenberg
Executive Vice President of Technical Operations
 and Materials Sourcing